SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No 01.545.826/0001-07

NIRE 35.300.147.952

Publicy-Held Company

TERM OF NON INSTATEMENT OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING CALLED FOR FEBRUARY 9, 2017 AT 11 A.M.

1.                  Date, Time and Place. On February 9, 2017, at 11 a.m., at Gafisa S.A. headquarters (“Company”), located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19th floor.

2.                  Call Notice. The first call notice was published on January 10, 11 and 12, 2017, in the “Diário Oficial do Estado de São Paulo”, pages 17, 8 and 11, respectively, and in the “O Estado de São Paulo” newspaper, pages B7, B7 and B9 respectively.

3.                  Attendance. Shareholders representing 55.74% of the Company’s total and voting capital, as per the signatures in the Shareholders’ Attendance Book. Also present Mr. Sandro Rogério da Silva Gamba and André Bergstein, Chief Executive Officer and Chief Financial and Investor Relations Officer, respectively and Mr. Peter Edward Cortes Marsden Wilson, member of Company’s Fiscal Council.

4.                  Presiding Board. Mr. Odair Garcia Senra, President of the Board of Directors and Chairman of the Presiding Board as set forth on §2, Article 8 of the Company’s Bylaws, and Renata de Carvalho Fidale, Secretary.

5.                  Non Instatement. The extraordinary general shareholders’ meeting called to this date has not been installed, due to not having reached the minimum quorum required on first call. According to the legal guidelines, the Company's management will promote the convening of this extraordinary general meeting to be held, on second call, on February 20, 2017, at 11 am. We hereby inform that, at the second call, the referred meeting will be installed with the attendance of any number of shareholders, who will deliberate on the matters as described in the agenda indicated in the call notice.

6.                  Closing. As there were no further issues to be addressed, the present Term of Non Instatement were drawn, which, after being read and found in appropriate terms, was signed by all in attendance.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, February 9, 2017.

__________________________________
Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer